                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                               IOMEGA CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, $0.03 AND 1/3 PAR VALUE
                     ---------------------------------------
                         (Title and Class of Securities)


                                    462030107
                     ---------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



** The total number of shares reported herein is 23,981,726 which constitutes approximately 9.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 261,312,506 shares outstanding.
                               Page 1 of 10 Pages

CUSIP NO. 462030107               SCHEDULE 13G        PAGE   2    OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          IDANTA PARTNERS LTD.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [XX ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS, UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    21,179,712 (1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   21,179,712 (1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,179,712
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1% (2)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

(1) As exercised by its general partners Dunn Family Trust, David J. Dunn, Trustee, Jonathan Huberman, and Perscilla Faily Trust, Perscilla Faily,
Trustee.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(I) of the Act, that there are 261,312,506 shares of the Stock outstanding.

CUSIP NO. 462030107               SCHEDULE 13G        PAGE   3    OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [XX ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,802,014 (Excludes 2,400 shares held by spouse)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     21,179,712 (1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,802,014 (Excludes 2,400 shares held by spouse)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               21,179,712 (1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,981,726 (2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [XX ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.2% (3)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          OO (GRANTOR TRUST FOR INDIVIDUAL)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as one of three general partners of Idanta Partners Ltd.

(2) By virtue of (1) and his individual ownership of 2,802,014 shares of the Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(I) of the Act, that there are 261,312,506 shares of the Stock outstanding.

CUSIP NO. 462030107               SCHEDULE 13G        PAGE   4    OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          JONATHAN HUBERMAN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [XX ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     21,179,712 (1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               21,179,712 (1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,179,712 (2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1% (3)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                          *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as one of three general partners of Idanta Partners Ltd.

(2)       By virtue of (1).

(3) Assumes, pursuant to Rule 13d-3(d)(1)(I) of the Act, that there are 261,312,506 shares of the Stock outstanding.

CUSIP NO. 462030107               SCHEDULE 13G        PAGE   5    OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PERSCILLA FAILY TRUST, PERSCILLA FAILY, TRUSTEE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [XX ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     21,179,712 (1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               21,179,712 (1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,179,712 (2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1% (3)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          OO (GRANTOR TRUST FOR INDIVIDUAL)
          ---------------------------------------------------------------------
                          *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in her capacity as one of three general partners of Idanta Partners Ltd.

(2)       By virtue of (1).

(3) Assumes, pursuant to Rule 13d-3(d)(1)(I) of the Act, that there are 261,312,506 shares of the Stock outstanding.

CUSIP NO. 462030107                FORM 13G                   Page 6 of 10 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated February 13, 1985, relating to the Common Stock, par value $0.03-1/3 per share (the "Stock"), of Iomega Corporation (the "Issuer"), as heretofore amended by:

         Amendment No. 1 thereto dated March 13, 1985, Amendment No. 2 thereto dated February 13, 1986, Amendment No. 3 thereto dated February 13, 1987, Amendment No. 4 thereto dated February 13, 1989, Amendment No. 5 thereto dated February 13, 1990, Amendment No. 6 thereto dated February 13, 1991, Amendment No. 7 thereto dated February 13, 1992, and Amendment No. 8 thereto dated January 17, 1997.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

As of April 1, 1997, Purkayastha Family Trust-A, Dev Purkayastha, Trustee ("DP") was no longer a partner of Idanta Partners Ltd., which caused DP's beneficial ownership of the Common Stock of the Company, as determined in accordance with Rule 13d-3, to thereafter constitute less than 5% of the outstanding Common Stock of the Company. Accordingly, DP is no longer a Reporting Person, as defined in this Schedule 13G.

Item 2 as reported in the Schedule 13D is hereby amended as follows:

Item 2(a).          Name of Person Filing.

           Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Idanta Partners Ltd., a Texas limited partnership ("IPL"), David J. Dunn, trustee of the Dunn Family Trust (a grantor trust) ("DJD"), Jonathan Huberman ("JH"), and Perscilla Faily, trustee of the Perscilla Faily Trust (a grantor trust) ("PF"). IPL, DJD, JH, and PF are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).          Address of Principal Business Office, or if none, Residence.

           The principal business office address of all Reporting Persons (IPL, DJD, JH, and PF) is:

           4660 La Jolla Village Drive, Suite 850
           San Diego, California 91222

CUSIP NO. 462030107                FORM 13G                   Page 7 of 10 Pages

Item 2(c).            Citizenship.

           IPL is a Texas limited partnership.

           DJD is a citizen of the United States of America.

           JH is a citizen of the United States of America.

           PF is a citizen of the United States of America.

Item 2(d).            Title of Class of Securities.

           This Schedule 13G Statement relates to the Common Stock, $0.03 and 1/3 par value, of the Issuer (the "Stock").

Item 2(e)             CUSIP Number.

           The CUSIP Number of the Stock is 462030107.

Item 4.               Ownership.

Item 4 as reported in the Schedule 13G is hereby amended as follows:

           IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,179,712,

                  (b) which constitutes approximately 8.1% of the assumed 261,312,506 outstanding shares of the Stock.

                  (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,179,712 shares of the Stock.

           DJD: (a) Because of his position as general partner of IPL (which owns 21,179,712 shares of the Stock) and because of his individual ownership of 2,802,014 shares of the Stock, DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 23,981,726 shares in the aggregate,

                  (b) which constitutes approximately 9.2% of the assumed 261,312,506 outstanding shares of the Stock. DJD's spouse owns 2,400 shares of Stock which DJD disclaims beneficial ownership.

                  (c) In his capacity as a general partner of IPL, DJD has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,179,712 shares of the Stock. DJD shares this power with JH and PF. DJD also has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,802,014 shares of the Stock. DJD's spouse owns 2,400 shares of Stock of the Issuer which DJD claims no beneficial ownership and is therefore not included in any share numbers.

CUSIP NO. 462030107                FORM 13G                   Page 8 of 10 Pages

           JH: (a) Because of his position as general partner of IPL (which owns 21,179,712 shares of the Stock), JH may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 21,179,712 shares in the aggregate,
                  (b) which constitutes approximately 8.1% of the assumed 261,312,506 outstanding shares of the Stock.
                  (c) In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,179,712 shares of the Stock. JH shares this power with DJD and PF. JH owns no shares individually.

           PF: (a) Because of her position as general partner of IPL, PF may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 21,179,712 shares in the aggregate,
                  (b) which constitutes approximately 8.1% of the assumed 261,312,506 outstanding shares of the Stock.
                  (c) In her capacity as a general partner of IPL, PF has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,179,712 shares of the Stock. PF shares this power with DJD and JH. PF owns no shares individually.

Item 5.               Ownership of Five Percent or Less of a Class.     [XX]

Item 5 as reported in the schedule 13G is hereby amended as follows:

           This filing on Schedule 13G is partially for the purpose of reporting the fact that the one of the Reporting Persons has ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Stock.

           As discussed above, as of April 1, 1997, DP was no longer a partner of Idanta Partners Ltd., which caused DP's beneficial ownership of the Common Stock of the Company, as determined in accordance with Rule 13d-3, to thereafter constitute less than 5% of the outstanding Common Stock of the Company. Accordingly, DP is no longer a Reporting Person, as defined in this Schedule 13G.

Item 8.               Identification and Classification of Members of the Group.

 Item 8 as reported in the schedule 13G is hereby amended as follows:

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit A.

CUSIP NO. 462030107                FORM 13G                   Page 9 of 10 Pages


                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 1998

         IDANTA PARTNERS LTD.
         a Texas limited partnership

         by:  /s/ David J. Dunn                    /s/ Jonathan Huberman
              --------------------------           -----------------------------
              David J. Dunn, Trustee               Jonathan Huberman
              Dunn Family Trust                    General Partner
              General Partner



         DUNN FAMILY TRUST


         by:  /s/ David J. Dunn
              --------------------------
              David J. Dunn, Trustee


         PURKAYASTHA FAMILY TRUST



         by:  /s/ Dev Purkayastha
              --------------------------
              Dev Purkayastha, Trustee


         PERSCILLA FAILY TRUST


         by:  /s/ Perscilla Faily
              --------------------------
              Perscilla Faily, Trustee

         JONATHAN HUBERMAN


         by:  /s/ Jonathan Huberman
              --------------------------
              Jonathan Huberman

CUSIP NO. 462030107               FORM 13G                   Page 10 of 10 Pages


                                   EXHIBIT "A"

Pursuant to Rule 13d-1(f)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.

IDANTA PARTNERS LTD.
a Texas limited partnership

by:  /s/ David J. Dunn               by:  /s/ Jonathan Huberman
     --------------------------           -----------------------------
     David J. Dunn, Trustee               Jonathan Huberman
     Dunn Family Trust                    General Partner
     General Partner



DUNN FAMILY TRUST


by:  /s/ David J. Dunn
     --------------------------
     David J. Dunn, Trustee


PURKAYASTHA FAMILY TRUST



by:  /s/ Dev Purkayastha
     --------------------------
     Dev Purkayastha, Trustee


PERSCILLA FAILY TRUST


by:  /s/ Perscilla Faily
     --------------------------
     Perscilla Faily, Trustee

JONATHAN HUBERMAN


by:  /s/ Jonathan Huberman
     --------------------------
     Jonathan Huberman